ALPHA BANK



06011791

Press Release



NEW INTEREST RATES FROM ALPHA BANK

SUPPL

Alpha Bank, following a 0.25% rise of the European Central Bank's base rate, changes its interest rates as at 14.03.2006 as follows:

DEPOSIT INTEREST RATES

A. Interest rates for deposit and savings accounts (Alpha 400 and Alpha 410), rise by up to 0.25%.

B. Interest rates for deposit accounts Alpha1|2|3 for children, teenagers and young adults rise by 0.25%.

LOAN INTEREST RATES

A. Alpha Bank's Minimum Lending Rate rises by 0.25%.

B. Consumer credit fluctuating interest rates rise by up to 0.25%.

   The loans and credit cards transfer programme "Alpha All in 1" interest rate remains unchanged.

C. Housing loan fluctuating interest rates rise by 0.25%.

Finally, housing loan fixed interest rates fall from 4.90% to 4.50% fixed for 3 years, from 5.25%, 5.35% and 5.50% to 4.95% fixed for 5, 7 and 10 years respectively and from 5.75% to 5.10% fixed for 15 years, whereas the interest rate of "Alpha Protection" mortgage programme remains unchanged, being fixed at a discounted level of 3.95% for the first 3 years and thereafter fluctuating, linked to the European Central Bank's base rate plus margin, with a maximum increase capped at 2%.

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr

1. INDIVIDUALS as at 14.03.2006

LOANS AND ADVANCES (plus the Contribution of Law 128/75)

A. Housing Loans

1. Alpha Fixed Rate

- with a fixed interest rate for 1 year	3.50%
- with a fixed interest rate for 3 years	4.50%
- with a fixed interest rate for 5 years	4.95%
- with a fixed interest rate for 7 years	4.95%
- with a fixed interest rate for 10 years	4.95%
- with a fixed interest rate for 15 years	5.10%
- with fluctuating interest rate based on the interest rate of the European Central Bank plus 3.25%.	5.75%

2. Alpha Protection

- with a fixed interest rate for 3 years	3.95%

- after the first 3 years, with fluctuating interest rate based on the interest rate of the European Central Bank, plus margin, as depending on the term of the loan follows:

2.25% for 10 years	4.75%
2.35% for 15 years	4.85%
2.45% for 20 years	4.95%

The above margins are increased by 0.15%, when the amount of the loan exceeds 80% of the estimated value of the property.

3. Alpha Euro Rate Housing Loan

With fluctuating interest rate based on the interest rate of the European Central Bank, plus margin:

2.25% for an amount of loan up to Euro 150,000	4.75%

1.70% for an amount of loan above Euro 150,000	4.20%

The above loans are also granted with the subsidy of the Greek State to beneficiaries who fulfil the subsidy's prerequisites.

4. Alpha Repair Housing Loan

- with a fixed interest rate for 3 years	5.50%
- with a fixed interest rate for 5 years	5.95%
- with a fixed interest rate for 7 years	5.95%
- with a fixed interest rate for 10 years	5.95%
- with a fixed interest rate for 15 years	6.10%
- with fluctuating interest rate based on the interest rate of the European Central Bank plus margin:	
-3.05% for an amount of loan up to Euro 75,000	5.55%
-3.00% for an amount of loan above Euro 75,000	5.50%

5. Subsidised Housing Loans by the Workers' Housing Organisation

Fluctuating interest rate based on the interest rate of the European Central Bank, plus margin 2.15%	4.65%

B. Consumer Credit Loans

1. "Alpha All in 1" Loans and Credit Cards Transfer Programme	8.50%
2. Alpha x 5 Personal Loan	9.90%
3. Alpha Initial Installation Expenses Personal Loan (granted only with Housing Loans)	7.00%
4. Alpha 700 Open Credit Personal Loan	11.95%
5. Alpha 702 Personal Loan	11.75%
6. Alpha 710 Consumer Loan	
- contribution of customer from 0% to 25%	11.25%
- contribution of customer above 25%	10.00%
7. Alpha Coach Loan	4.90%
8. Alpha 1|2|3 Personal Loan	10.35%
9. Alpha 1|2|3 Consumer Loan	
- contribution of customer from 0% to 25%	9.56%
- contribution of customer above 25%	8.50%
10. Alpha 1|2|3 Loan for Post-graduated studies	
- contribution of customer from 0% to 25%	9.56%
- contribution of customer above 25%	8.50%
11. Alpha 1|2|3 for Student Expenses	8.75%
12. Alpha «Natural Gas and Maintenance» Credit Loan	9.00%

C. CREDIT CARDS

1. Alpha Bank Visa Gold	9.25%
2. Alpha Bank Visa	15.50%
3. Alpha Bank Bonus Visa	15.50%
4. Alpha Bank Mastercard	15.50%
5. American Express Green and Gold Card (Charge Cards)* (flexible credit line interest rate)	11.25%
6. American Express Credit Card *	15.25%
7. Blue from American Express *	15.25%
8. Alpha Bank Bonus American Express *	15.50%
9. Dynamic Visa*	(for the first semester) 12.08%
	(after the first semester) 14.72%
10. Alpha 1|2|3 Visa for parents	14.50%
11. Alpha 1|2|3 Visa for young adults	14.75%
12. Store Cards (Kalogirou Silver & Gold, Nutriclub Card, Amway Card)	15.50%
13. BMW- American Express *	15.25%
14. Alpha Bank Electron Visa - Cinephile	15.50%

D. OTHER LOANS FOR INDIVIDUALS

1. Alpha 100 (overdraft)	9.50%
2. Loans for purchase of shares	9.50%
3. Loans for the payment of fiscal and insurance obligations	
- guaranteed by A' class collateral	5.25%
- partially or not guaranteed by A' class collateral	11.50%
- If included in a mortgage loan, the corresponding interest rate	

DEPOSIT ACCOUNTS

1. Alpha 100[1]

Above Euro 200,000	2.00%
Euro 100,000.01 to Euro 200,000	1.50%
Euro 15,000.01 to 100,000	1.00%
Euro 3,000.01 to 15,000	0.25%
Up to Euro 3,000	0.15%

2. Alpha 400[2]

Above Euro 200,000	1.35%
Euro 60,000.01 to 200,000	0.85%
Euro 15,000.01 to 60,000	0.55%
Up to Euro 15,000	0.15%

3. Alpha 410[1]

Above Euro 200,000	1.50%
Euro 60,000.01 to 200,000	0.85%
Euro 15,000.01 to 60,000	0.55%
Up to Euro 15,000	0.20%

4. Alpha 1|2|3 Youth Line [1]

For Children	For Teenagers	For Young Adults	
Above Euro 5,000	Above Euro 7,500	Above Euro 10,000	1.65%
Euro 500.01 to 5,000	Euro 750.01 to 7,500	Euro 1,000.01 to 10,000	1.25%
Up to Euro 500	Up to Euro 750	Up to Euro 1,000	1.00%

The interest rate of each category is applied on the whole amount of the deposit based on:

[1] *the amount of the daily balance*

[2] the amount of the six-month balance

(*) cash advance +2% percentage points on the standard interest rate. Cash advance interest rate of the American Express Green and Gold Cards 14.75%.

2. INTEREST RATES FOR FIRMS as at 14.03.2006

ALPHA LOANS FOR BUSINESSES
LOANS AND OVERDRAFTS (plus the Contribution of Law 128/75)

PRODUCT	FIXED INTEREST RATE	VARIABLE INTEREST RATE
A. Firms with annual turnover up to Euro 1,000,000		
Alpha Business Line of Credit*		6.25%
Alpha Fixed Rate Business Loan	7.,00% 1-year fixed interest rate	
	7.25% 2-year fixed interest rate	
	7.50% 3-year fixed interest rate	
Alpha Cash Management *		6.25%
Alpha Development *		6.25%
	8.00% 2-year fixed interest rate	
	8.50% 4-year fixed interest rate	
Alpha Commercial Mortgage*		3-month Euribor
	6.00% 3-year fixed interest rate	
	6.50% 5-year fixed interest rate	
	7.50% 10-year fixed interest rate	
	8.00% 15-year fixed interest rate	

Alpha Equipment *	4.90% fixed interest rate for the first year	
		6.25%
	7.00% 3-year fixed interest rate	
	7.50% 5-year fixed interest rate	

B. TAXI Vehicles Professionals *		
Loan for:		
- the purchase of a new TAXI Vehicle - the purchase of a TAXI licence - the purchase of a TAXI vehicle and licence	6.50% 2-year fixed interest rate 7.00% 4-year fixed interest rate	6.25%

C. Public Use Touring Coaches Professionals *		
Loan for financing the replacement of Public Use Touring Coaches		6.25%
	7.00% 2-year fixed interest rate	
	7.50% 4-year fixed interest rate	
D. Public Transport Bus Owners *		
Financing for: - the purchase of Public Transport Bus	6.50% 8-year fixed interest rate	3-month Euribor
- the purchase of Public Transport Bus licence	4.00% fixed for the first year and 6.75% fixed for the remaining 7 years	4.00% fixed for the first year and 3-month Euribor for the remaining 7 years
E. Other Firms		
Alpha 500 Overdraft *		6.25%
Alpha 600 Working Capital without time limitations*		6.25%
Alpha 605 Working Capital in USD, GBP, JPY, CHF *		Foreign Exchange Prime Rate
Alpha 620 Working Capital with a 3-year fixed interest rate	7.25% 3-year fixed interest rate	
Alpha 630 Working Capital with a fixed interest rate for a specific time period	Negotiable	
Alpha 650 Working Capital based on the current 1-month Euribor rate *		1-month Euribor
Loan for Fixed Assets Installations*		6.25%
Alpha 810 12year duration commercial mortgage loan with a fixed interest rate for the first 3 years	6.50% 3-year fixed interest rate	
* Plus the current spread		

DEPOSIT ACCOUNTS

Alpha 500 (Firms)	
· Above Euro 150,000.01	1.00%
· From Euro 100,000.01 to 150,000	0.25%
· From Euro 30,000.01 to 100,000	0.15%
· From Euro 10,000.01 to 30,000	0.10%
· Up to Euro 10,.000	0%
The interest rate of each category is applied to the whole amount of the deposit based on the amount of the daily balance.	
Alpha Cash Management (Firms)	
· Above Euro 150,000.01	1.00%
· From Euro 100,000.01 to Euro 150,000	0.25%
· From Euro 30,000.01 to Euro 100,000	0.15%
· From Euro 10,000.01 to Euro 30,000	0.10%
· Up to Euro 10,000	0%
The interest rate of each category is applied to the whole amount of the deposit based on the amount of the daily balance.	
Alpha 290 (Sight Deposit Accounts for firms)	Negotiable
Tied up deposits	1.35%
Repos	Negotiable

Athens, March 10, 2006